Filed by Cartica Acquisition Corp

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Cartica Acquisition Corp

Commission File No.: 001-41198

November 19, 2025

Subject: Important Information for Shareholders Regarding the Proposed Business Combination Between Nidar Infrastructure Limited and Cartica Acquisition Corp

Dear Valued Shareholder,

We write to you today regarding the upcoming vote on the proposed business combination (the “Business Combination”) between Cartica Acquisition Corp. (“Cartica”) and Nidar Infrastructure Limited (“Nidar”), the parent of Yotta Data Services Private Limited (“Yotta”). Your Board of Directors unanimously recommends that you vote FOR the transaction ahead of the Extraordinary General Meeting of Shareholders on November 28, 2025 (the “Extraordinary General Meeting”). Details on how to vote can be found at the end of this letter.

Here’s six key reasons why we believe this business combination represents a compelling opportunity for all Cartica shareholders.

1)	Differentiated as a Leading Indian Vertically Integrated AI and Cloud Compute Provider

Yotta is a leading Indian vertically integrated AI and cloud compute provider. Founded in 2019, and headquartered in Mumbai, India, Yotta designs, builds, and operates the highest globally recognized standard of Tier III and IV data centers primarily in India. The company offers hyperscale and enterprise colocation, cloud and managed services, and AI services.

We believe Yotta is differentiated by its market footprint, advanced technology capabilities and portfolio breadth, and access to real estate and power infrastructure, as well as by relationships with the world’s leading technology providers.

2)	Strategic Partnerships with NVIDIA, Microsoft, and Others

Yotta has entered into a strategic partnership with NVIDIA, a leading provider of AI chips. This makes Yotta one of only six global Reference Platform NVIDIA Cloud Partners as well as the first cloud partner in the Asia-Pacific region inducted into NVIDIA’s Exemplar Cloud Program.

Yotta is also among the first global cloud providers integrated into NVIDIA DGX Cloud Lepton marketplace. These partnerships are expected to give the company priority access to the latest generation of GPUs, including the H100, H200, and B200 and engineering support. Combined with the strategic geographic placement of Yotta’s data centers in lower-cost operational markets, we believe this provides Yotta a significant competitive advantage in operational performance, availability to service customers and meet their needs, and cost-efficiency through its strategic geographic positioning.

Yotta has also established collaborations with Microsoft and other global cloud hyperscalers. Through the India AI Mission, Yotta exclusively delivers Azure AI services running on its GPU cloud infrastructure, enabling Indian enterprises, public sector organizations, startups, and developers to access its AI capabilities locally in India. This partnership brings together global AI innovation with high-performance infrastructure targeted to unlock secure, scalable, and economically efficient AI adoption across diverse sectors.

3)	Flexible Business Model, Creating Increased Revenue Through Higher Value Services

Yotta’s integrated platform is intended to drive growth in multiple high-value revenue streams across AI services, enterprise and hyperscale colocation, and managed cloud services. We anticipate that Yotta’s vertical integration will enable it to deliver stronger margins, faster scaling, and tailored solutions as customer needs evolve. With rising global AI demand and India’s push for domestic GPU infrastructure, we believe that Yotta is well placed for sustained growth. We believe Yotta’s integrated model stands apart from fragmented peers, supporting efficient resource allocation and higher-value service monetization.

4)	Access to Land Bank and Power Grid

Nidar owns and operates its substation infrastructure and holds power distribution licenses, allowing direct connection to the national power grid. This attribute promotes accelerated site expansion, provides Nidar reliable power delivery, and results in meaningful customer cost savings.

Land bank and power distribution licenses provide direct access to power to meet demand with 53 MW in live IT capacity.

5)	High Quality, Growing Contracted ARR with Blue Chip Customer Base

Yotta’s highly diversified customer base includes government agencies, telecommunications carriers, mobile and other network services providers, cloud and IT services providers, digital media and content providers, financial services companies, and global enterprise ecosystems in various industries. In Fiscal Year 2025 (ending March 2025), Yotta generated approximately $95 million of revenue and an EBITDA of approximately $31 million (see Exhibit 1 below for a reconciliation of EBITDA to Profit / (Loss) after tax), with a base of over 700 customers worldwide. As of June 20, 2025, Yotta had approximately $727 million of annual recuring revenue (“ARR”) in its sales pipeline spread across its colocation, cloud and managed services and AI services business lines. Yotta projects, based on currently estimates and assumptions, approximately $196 million of ARR in place for FY26E (ending March 2026), and total contracted ARR of approximately $500 million (including, e.g., anticipated volumes under the India Strategic Microsoft partnership via Shakti Cloud), and an EBITDA of approximately $120 million. However, these projections are subject to significant uncertainties and risks as further described below in “Forward-Looking Statements,” and the projected results may differ significantly from actual future results.

6)	Renowned Management Team

Yotta’s leadership team brings deep expertise and decades of experience in building and operating large-scale digital and infrastructure platforms. Co-Founder and CEO Sunil Gupta, known as the “Data Center Man of India,” has nearly 25 years of experience in development and operations of hyperscale data centers, managed IT and cloud services and has pioneered the setting up of large-scale AI GPU platforms in India. He has built and managed more than 20 third-party data centers across India, is recognized by global hyperscalers and the broader IT industry ecosystem, and is featured in Data Economy’s APAC 50 list, on the cover of Forbes India magazine.

Co-Founder Darshan Hiranandani brings strategic leadership through his relationship with the Hiranandani Group, spanning real estate, energy, and global infrastructure. A US educated entrepreneur, he leads the Group’s international businesses, including having developed the world’s tallest residential tower at the time of construction, and plays a key role in Yotta’s long-term growth and capital strategy.

Following the business combination, Yotta’s existing leadership will remain in place. The Board of Directors will include representatives from both Nidar and Cartica, bringing together deep industry, capital markets, and governance experience to guide the company’s next phase of expansion and value creation.

Why Vote “FOR” the Combination

Our partnership with Nidar reflects our belief in the potential of India’s technology infrastructure and AI ecosystem. We believe the proposed Business Combination will position Yotta to accelerate its growth, expand access to global capital markets, and capture a leading role in powering the next wave of digital transformation in India and beyond.

Next Steps: We encourage all shareholders to read the definitive proxy statement/prospectus. This document contains detailed information regarding the proposed business combination, voting procedures, and the rights of shareholders.

Please review the materials carefully and ensure your vote is submitted before the Extraordinary General Meeting on November 28, 2025.

We thank you for your continued trust and support as we enter this next phase of growth.

Sincerely,

Suresh Guduru
Chief Executive Officer
Cartica Acquisition Corp

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Business Combination, Nidar and Cartica have prepared, and Nidar has filed, a registration statement (Registration No. 333-283189) (the “Registration Statement”) containing a proxy statement/prospectus and certain other related documents, which is both the proxy statement that has been distributed to Cartica’s shareholders in connection with Cartica’s solicitation of proxies for the vote by Cartica’s shareholders with respect to the Business Combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with the Business Combination. Cartica mailed the definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This letter is not a substitute for the definitive proxy statement/prospectus or any other document that Cartica will send to its shareholders in connection with the Business Combination.

SHAREHOLDERS OF CARTICA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE BUSINESS COMBINATION THAT NIDAR AND CARTICA WILL FILE OR HAVE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE PROPOSED TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Nidar or Cartica through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN SOLICITATION

Each of Cartica, Nidar and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Cartica’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Cartica’s shareholders in connection with the Business Combination is contained in the Registration Statement and other relevant materials filed with the SEC. These documents can be obtained free of charge at the SEC’s website at www.sec.gov.

NO OFFER OR SOLICITATION

This letter relates to the Business Combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

FORWARD-LOOKING STATEMENTS

This letter includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Such statements may include, but are not limited to, statements regarding the Business Combination, the Agreement and Plan of Merger (as it amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Cartica, Nidar and Yotta Data and Cloud Limited, a Cayman Islands exempted company, and certain agreements in connection therewith. The forward-looking statements contained in this letter reflects Cartica’s current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause their actual results to differ significantly from those expressed in any forward-looking statement. Cartica does not guarantee that the transactions and events described will happen as described (or that they will happen at all). In particular, there can be no assurance that the Business Combination will close in a timely manner or at all.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination; the outcome of any legal proceedings that may be instituted against Nidar, Cartica or others following the announcement of the Business Combination; the inability of Nidar to obtain commitments to purchase securities in the amount contemplated by the Business Combination Agreement; the amount of redemptions by Cartica’s public shareholders in connection with the Business Combination; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Cartica or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Nidar as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Nidar to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; Nidar’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; changes in the competitive environment affecting Nidar or its customers, including Nidar’s inability to introduce new services or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to Nidar’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Nidar; the possibility that Nidar or Cartica may be adversely affected by other economic, business and/or competitive factors; Nidar’s estimates of its financial performance; and other risks and uncertainties set forth in the section entitled “Risk Factors” in Cartica’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 31, 2025 and in other reports Cartica files with the SEC.

If any of these risks materialize or Cartica’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. While forward-looking statements reflect Cartica’s good faith beliefs, they are not guarantees of future performance. Cartica disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this letter, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Cartica.

Exhibit 1 - Non-IFRS Reconciliation